Exhibit 3.4

CERTIFICATE OF REDESIGNATION OF SERIES C PREFERRED STOCK

I, Jim Dorst, Chief Financial Officer of SpectraScience, Inc., a Minnesota corporation (the “Company”), do hereby certify that on January 13, 2012, under the authority of Article II, Section 2.01 of the Company’s Amended and Restated Articles of Incorporation, the Board of Directors of the Company adopted a resolution redesignating 9,233,845 shares of the Company’s Series C Preferred Stock as undesignated stock.

IN WITNESS WHEREOF, I have hereunto subscribed my name as Chief Financial Officer of the Company this 16th day of January, 2012.

/s/ Jim Dorst
Jim Dorst
Chief Financial Officer